

03014289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 28733

MB 3/6/03

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *AIG SunAmerica Capital Services, Inc.*

FINSUNAMERICA CAPITAL SERVICES, INC.

MAR - 3 2003

OFFICIAL USE ONLY

3158
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER   3200 PLAZA 5

                              (No. and Street)

JERSEY CITY   NJ   07311
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS   201-324-6401
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

                (Name — if individual, state last, first, middle name)

1177 AVENUE OF THE AMERICAS   NEW YORK   NY   10036
 (Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, _____**DEBBIE POTASH-TURNER**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SUNAMERICA CAPITAL SERVICES, INC.**_____, as of _____**DECEMBER 31**_____, __**2002**__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Senior Vice President
_____
Title

_____
Notary Public

his report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 22, 2003

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 19,819,391
Distribution fees receivable	3,532,659
Deferred expenses, less accumulated amortization of $150,518,847	72,035,608
Goodwill	1,139,113
Income taxes currently receivable	6,788,378
Other assets	609,019
Total assets	$103,924,168

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 2,969,344
Payable to affiliated companies	6,392,767
Deferred income taxes	18,514,933
Other liabilities	663,776
Total liabilities	28,540,820
Subordinated notes	40,960,000
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	55,859,865
Accumulated deficit	(21,461,517)
Total shareholder's equity	34,423,348
Total liabilities and shareholder's equity	$103,924,168

The accompanying notes are an integral part of this financial statement.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of Sam Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC") which is a direct subsidiary of SunAmerica Inc., (the "Parent"), which is a direct subsidiary of American International Group Inc. ("AIG"). Effective January 17, 2003, the Company changed its name to AIG SunAmerica Capital Services, Inc.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. and conducts business as a distributor of mutual funds.

Cash and cash equivalents

For purposes of the statement of financial condition, the Company considers money market mutual funds to be cash equivalents.

Fair value of financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including cash equivalents, receivables, payables and borrowings) approximates their carrying value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

Goodwill

Goodwill represents the excess paid over the fair value of distribution contracts purchased in 1991.

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and intangible assets with an indefinite useful life are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets should be amortized over their useful lives. There were no changes during the year in the aggregate amount of goodwill as a result of acquisitions, impairments or disposals.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years, subject to periodic reviews of the realizability through projected future cash flows.

During the year ended December 31, 2002, the Company completed a review that identified defined distribution costs whose carrying amounts exceeded projected future cash flows due primarily to a decline in the net asset value of fund classes distributed by the Company. As a result of this review, the Company recorded additional amortization of deferred expenses.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(CONT'D)

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the funds to the company as the distributor of the funds' shares. These fees are accrued monthly and are computed based on the average net assets of the funds under management

Use of estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2002 and for the year ended December 31, 2002. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company is a principal distributor of various mutual funds managed by an affiliate.

The Company has an agreement whereby certain expenses, primarily income taxes and sales and marketing paid by affiliates on the Company's behalf are reimbursed by the Company. In addition, the Company receives various services from certain affiliates for which no costs are allocated, including employee compensation, telecommunications, systems and data processing services.

Approximately $12 million has been paid to affiliates during the year ended December 31, 2002 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

The Company invests in a money market fund managed by an affiliate.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

NOTE 2 - RELATED PARTIES (CONT'D)

At December 31, 2002, the subordinated notes are payable to the Parent. Notes aggregating $33,400,000 and $7,560,000 are due to mature during 2004 and 2005, respectively, and bear interest at rates of 4.75% to 6.75% per annum. These notes have been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. The subordinated notes payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated liabilities. At December 31, 2002 subordinated notes interest payable is approximately $828,000.

NOTE 3 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The significant components of the liability for deferred income taxes are as follows:

Deferred tax liabilities:	
State income taxes	$ 2,200,000
Deferred acquistion costs	16,365,000
Total deferred tax liabilities	$ 18,565,000
Deferred tax assets:	
Other assets	(50,067)
Deferred income taxes	$ 18,514,933

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2002, the Company had net capital, as defined, of $11,730,339 which exceeded its requirement of $668,392 by $11,061,947. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.85:1.